UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 386th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 16, 2020.

1.   DATE, TIME AND PLACE: November 16, 2020, at 1:00 p.m., exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 19, paragraph 1 of the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was made pursuant to the Company’s Bylaws. The members of the Company's Board of Directors, who sign these minutes, were present, therefore having a quorum under the terms of the Bylaws. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, was present as Secretary of the Meeting.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho - Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting.

4.   AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

4.1. Distribution of Interest on own capital: The proposal of distribution of Interest on Own Capital (“IOC”) was approved, based on the balance sheet of October 31, 2020, in the gross amount of R$ 400,000,000.00, which is equivalent to R$ 340,000,000.00 net of income tax. The interest per share equals R$ 0.23690201678 per common share (R$ 0.20136671426 net of income tax).

The conversion of all preferred shares issued by the Company into common shares (“Conversion”), approved at the Extraordinary General Meeting and ratified at the Special General Meeting of the Preferred Shareholders of the Company, held on October 1, 2020, had immediate effects. For that reason, all the shares issued by the Company started, on that date, to have the same treatment, regardless of the ticker under which they are traded, until the formalization of the Conversion, which will occur on November 23, 2020, as Material Fact and Notice to Shareholders disclosed on October 1, 2020 and November 10, 2020, respectively.

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

The Interest on Own Capital shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of November 27, 2020. After this date, the shares will be considered “ex-Interest on Own Capital”.

The Interest on Own Capital will be imputed to the minimum mandatory dividend of the fiscal year 2020 ad referendum of the General Shareholders Meeting to be held in 2021, and the payment will be carried out before the end of 2021, in a date to be defined by the Company’s Board.

5. CLOSING: Since there was no other business to be transacted, the meeting was closed by the Chairman of the Board of Directors and this minute was transcribed in the proper book. São Paulo, November 16, 2020. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board Members: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra Serra and Sonia Julia Sulzbeck Villalobos. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 386th meeting of the Board of Directors of Telefônica Brasil S.A., held on November 16th, 2020, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 16, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director